

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2022

Timothy R. Kraus
Senior Vice President and Chief Financial Officer
Dana Incorporated
3939 Technology Drive
Maumee, Ohio 43537

> **Re: Dana Incorporated**
> **Form 10-K for Fiscal Year Ended December 31, 2021**
> **Response Dated September 15, 2022**
> **File No. 001-01063**

Dear Mr. Kraus:

We have reviewed your September 15, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 26, 2022 letter.

Response Dated September 15, 2022

Risk Factors, page 7

1.   Your response to prior comment two indicates that existing risk factor disclosure "addresses the transition risks related to climate change," yet this disclosure does not appear to address the climate change-related transition risks noted in our comment. Please tell us how you considered addressing other transition risks related to climate change, including those identified in our comment. Include information regarding the material effects of the transition risks related to climate change that you have considered.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15</u>

2.   We note your response to prior comment four and reissue it in part. As requested by our prior comment, please tell us about and quantify capital expenditures for your climate-related projects for each of the periods covered by your Form 10-K and tell us about amounts you expect to incur in future periods.

3.   We note the disclosure cited in your response, yet reissue prior comment five as it does not appear that each of the items identified in our prior comment is addressed in your response. Please provide us with additional analysis of the indirect consequences of climate-related regulations or business trends. Include information explaining how the disclosed risks related to such consequences specifically address developments regarding climate change or tell us how you concluded on the materiality of the items for which disclosure was not deemed necessary.

4.   We note your response to prior comment eight that you did not engage in purchases or sales of carbon credits or offsets during periods covered by your Form 10-K. Please tell us whether you expect to purchase carbon credits or offsets in future periods.

        Please contact Erin Donahue at 202-551-6063 or Jennifer Angelini at 202-551-3047 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing